Exhibit 99.1

AutoNavi Announces Receipt of “Going Private” Proposal

Beijing China, February 10, 2014 — AutoNavi Holdings Limited (NASDAQ: AMAP) (“AutoNavi” or the “Company”), a leading provider of digital map content and navigation and location-based solutions in China, today announced that its Board of Directors has received a non-binding proposal letter, dated February 10, 2014, from Alibaba Group Holding Limited (“Alibaba”), that proposes a “going-private” transaction (the “Transaction”) to acquire all of the American depositary shares and ordinary shares of AutoNavi not already beneficially owned by Alibaba for US$21 in cash per American depositary share, each representing four ordinary shares.

Alibaba beneficially owns preferred and ordinary shares of the Company representing approximately 28% of the Company’s total issued and outstanding shares.

According to the proposal letter, Alibaba intends to fund 100% of the cash consideration payable in the Transaction with its cash on hand and the Transaction will not be subject to any financing condition.  A copy of the proposal letter is attached hereto as Exhibit A.

AutoNavi’s Board of Directors intends to promptly form a committee of independent directors (the “Independent Committee”) to consider the Transaction. The Independent Committee will be authorized to retain advisors, including an independent financial advisor and legal counsel, to assist it in its work. The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from Alibaba and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the China market, including mobile location-based solutions and Internet location-based solutions, automotive navigation solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

For further information, please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, New York

Tel: +1-616-551-9714

E-mail: amap@ogilvy.com

Exhibit A

ALIBABA GROUP HOLDING LIMITED
c/o 26/F Tower One, Times Square, 1 Matheson Street,
Causeway Bay, Hong Kong
Tel: (852) 2215-5100 Fax: (852) 2215-5200

www.alibaba.com

CONFIDENTIAL

February 10, 2014

The Board of Directors

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

Dear Members of the Board of Directors:

Alibaba Group Holding Limited (“Alibaba”, “we” or “us”) is pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares and American Depositary Shares, each representing four ordinary shares (“ADSs”), of AutoNavi Holdings Limited (the “Company”) not already beneficially owned by us in a going private transaction (the “Acquisition”) as described below.

We believe our proposal provides an extremely attractive opportunity for AutoNavi’s shareholders to realize superior value that is otherwise difficult for AutoNavi to achieve as a stand-alone company. The market for navigation and map applications and services has become increasingly challenging, as several larger, well-capitalized Internet players in China have become major competitors to the Company. We believe that Alibaba is uniquely positioned to offer superior value to AutoNavi’s shareholders based on our complementary, rather than competitive, business strategies and the potential synergies we can achieve from a full combination.

Our proposal represents a premium of 39.2%, 38.5% and 39.8% to the volume-weighted average price of the Company’s ADSs during the last 10, 30 and 60 trading days, respectively.

We are very confident that the Acquisition can be closed on an expedited basis as outlined in this letter.

The key terms of our proposal are set forth below.

1.              Purchase Price. We anticipate that the consideration payable in the Acquisition will be US$21.00 in cash per ADS, or US$5.25 in cash per ordinary share (other than those shares already beneficially owned by us), assuming that the Company’s share capital consists of approximately 300.4 million ordinary shares (on a fully-diluted basis) based on information currently available to us.

2.              Funding. We intend to fund 100% of the cash consideration payable in the Acquisition with our cash on hand. Accordingly, our proposal will not be subject to any uncertainty or delay relating to any third-party financing.

3.              Due Diligence. Given our existing investment in the Company, we are already familiar with the Company’s business. Therefore, we will not require an extensive or lengthy due diligence process for the Acquisition, and we are in a position to rapidly commence our due diligence immediately upon receiving access to the relevant materials. We have engaged Simpson Thacher & Bartlett as international legal counsel, Fangda Partners as PRC counsel, and Maples and Calder as Cayman Islands counsel.

4.              Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type. We expect that the Definitive Agreements will be completed in parallel with our due diligence.

5.              Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. However, we recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse this proposal. We expect that the Board will form an independent committee to evaluate our proposal, and Alibaba’s representatives on the Board will recuse themselves from any deliberations with respect to the Acquisition. We note that Alibaba has a right of first refusal with respect to certain strategic transactions that involve the Company or its subsidiaries, including any merger or sale of the Company. In the course of considering the Acquisition, you should be aware that Alibaba is interested only in pursuing the Acquisition and does not intend to sell its stake in AutoNavi to any third party.

6.              Public Disclosure. To comply with United States securities laws requirements, we will be required to disclose the nature of this proposal, as well as a copy of this letter, in an amendment to our existing Schedule 13D to be filed with the Securities and Exchange Commission.

7.              Confidentiality. We trust you will agree with us that it is in our mutual interests to ensure that the parties proceed in a strictly confidential manner, except as otherwise required by law, until the execution of the Definitive Agreements or termination of our discussions in connection with the Acquisition.

8.              No Binding Commitment. This letter constitutes only a preliminary indication of the key terms of our proposal, and does not constitute any binding commitment with respect to the Acquisition. Any such commitment will be contained only in the Definitive Agreements and on the terms provided therein.

We will be very focused on completing the Acquisition and hope that you are interested in promptly proceeding in a manner consistent with our proposal. We believe that the Acquisition will provide a compelling opportunity for AutoNavi’s shareholders to realize superior value on an expedited timeframe with a high degree of certainty of closing.

Should you have any questions concerning this proposal, please feel free to contact us at any time. We look forward to hearing from you.

[Signature page follows]

Sincerely,

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Joseph C. Tsai
Name: Joseph C. Tsai
Title: Director